SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           MORGAN FINANCIAL CORP.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  617339106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                         with a copy to:
Jeffrey S. Halis                         Robert G. Minion, Esq.
500 Park Avenue                          Lowenstein, Sandler, Kohl,
Fifth Floor                                Fisher & Boylan, P.A.
New York, New York  10022                65 Livingston Avenue
(212) 486-4797                           Roseland, New Jersey  07068
                                         (201) 992-8700
- --------------------------------------------------------------------------------
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                            September 26, 1996
- --------------------------------------------------------------------------------
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Cusip No. 617339106
- --------------------------------------------------------------------------------
     1)   Names of Reporting Persons (S.S. or I.R.S. Identification Nos.
          of Above Persons):
                     Jeffrey S. Halis  ###-##-####
- --------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)             Not
     (b)             Applicable
- --------------------------------------------------------------------------------
     3)   SEC Use Only
- --------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions):   WC; PF
- --------------------------------------------------------------------------------
     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):
                     Not Applicable
- --------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization:

             United States
- --------------------------------------------------------------------------------
     Number of                     7)   Sole Voting Power:          22,398*
     Shares Beneficially           8)   Shared Voting Power:             0
     Owned by
     Each Reporting                9)   Sole Dispositive Power:     22,398*
       Person With:               10)   Shared Dispositive Power:        0
- --------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

              22,398*
- --------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):
                       Not Applicable
- --------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11):
                       2.68%*
- --------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions):        IA, IN
- --------------------------------------------------------------------------------

       *22,398 shares (2.68%) of Morgan Financial Corp. common stock are owned
       individually  by  Jeffrey S. Halis.   Neither Tyndall Partners, L.P., a
       Delaware limited partnership, nor Madison Avenue Partners, L.P., a Delaware limited partnership, own any shares of Morgan Financial Corp.
       common  stock.   Pursuant to the  Agreement of Limited  Partnership  of
       each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.


Item 4.  Purpose of Transaction.

         For the purpose of the transaction see Item 6 hereof. The acquisition of the shares of common stock referred to in Item 5 and in previous filings on
Schedule 13D is solely for investment purposes on behalf of Tyndall Partners, L.P., Madison Avenue Partners, L.P., and Jeffrey S. Halis, respectively. Jeffrey
S. Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     Based upon information obtained from Morgan Financial Corp., there were issued and outstanding 834,058 shares of Morgan Financial Corp. common stock as of September 16, 1996.(FOOTNOTE) As of September 20, 1996, Tyndall Partners, L.P. and Madison Avenue Partners, L.P. owned no shares of such stock and Jeffrey
S. Halis owned individually 22,398 (2.68%) of such stock and therefore ceased to be a beneficial owner of more than 5% of such stock. The following table details the transactions by each of Tyndall Partners, L.P., Madison Avenue Partners and Jeffrey S. Halis in shares of common stock of Morgan Financial Corp. during the past 60 days:


FOOTNOTE

     The reporting person is aware that Morgan Financial Corp. has ceased to be a reporting person under the Securities Exchange Act of 1934 and that the last report filed by Morgan Financial Corp. was a 10Q for the period ending December 31, 1995. Accordingly, the reporting person, for purposes of this Schedule 13D amendment, has used the more current number of outstanding shares as provided by Morgan Financial Corp.


                         A. Tyndall Partners, L.P.

      Date                           Quantity                    Price

                                   (Purchases)

                                      NONE


                                     (Sales)

September 20, 1996                   51,900**                    $12.00


                        B. Madison Avenue Partners, L.P.

    Date                           Quantity                      Price

                                   (Purchases)

                                      None

                                     (Sales)

September 20, 1996                    5,000**                    $12.00


                               C. Jeffrey S. Halis

    Date                           Quantity                      Price

                                   (Purchases)

                                      None

                                     (Sales)

                                      None


__________________________
*See Item 6


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On September 20, 1996, in response to a proposal by Morgan Financial Corp. (the "Issuer"), Tyndall Partners, L.P. together with Madison Avenue Partners, L.P., sold an aggregate of 56,900 shares of the Issuer's common stock, par value $0.01, to the Issuer at a purchase price of $12.00 per share. The sales were made pursuant to a letter agreement dated September 4, 1996, a copy of which is filed herewith as Exhibit 1 ("Agreement"). The Agreement also entitles Tyndall Partners, L.P. and Madison Avenue Partners, L.P. to receive from the Issuer any consideration in excess $12.00 paid to other shareholders of the Issuer in the event the Issuer effects a business combination (as defined in the Agreement).


Item 7.  Material to Be Filed as Exhibits.

     Exhibit 1. Letter Agreement dated September 4, 1996 among Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Morgan Financial Corp.



                                    Signature


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                       Dated: September 26, 1996




                                       -----------------------------------------
                                       Jeffrey S. Halis, individually and  as  a
                                       general partner of HALO/GTO Capital
                                       Partners, L.P.,  the  general partner of
                                       each  of  Tyndall  Partners,  L.P.   and
                                       Madison Avenue Partners, L.P.




ATTENTION:  INTENTIONAL   MISSTATEMENTS   OR   OMISSIONS   OF   FACT  CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                             MORGAN FINANCIAL CORP.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   617339106
________________________________________________________________________________
                                 (CUSIP Number)

                                                   with a copy to:
Jeffrey S. Halis                                  Robert G. Minion, Esq.
500 Park Avenue                                   Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.C.
New York, New York  10022                         65 Livingston Avenue
                                                  Roseland, New Jersey  07068

                                 (201) 992-8700
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 July 11, 1994
________________________________________________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


________________________________________________________________________________



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent  amendment  containing  information   which   would  alter
disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



       1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####
________________________________________________________________________________

       2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)       Not

            (b)       Applicable
________________________________________________________________________________

       3)   SEC Use Only
________________________________________________________________________________

       4)   Source of Funds (See Instructions):  WC; PF
________________________________________________________________________________

       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         Not Applicable
________________________________________________________________________________

       6)   Citizenship or Place of Organization:

         United States
________________________________________________________________________________


================================================================================
       Number of        7)  Sole Voting Power:      36,599*
       Shares Bene-
        ficially        8)  Shared Voting Power:         0
       Owned by
       Each Report-     9)  Sole Dispositive Power: 36,599*
        ing Person
       With:           10)  Shared Dispositive Power:    0

________________________________________________________________________________

       11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

             36,599*
________________________________________________________________________________

       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

             Not Applicable
________________________________________________________________________________

       13)  Percent of Class Represented by Amount in Row
            (11):      8.6%*
________________________________________________________________________________

       14)      Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________


* 22,900 shares (5.4%) of Morgan Financial Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 2,500 shares (0.6%) of Morgan Financial Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 11,199 shares (2.6%) of Morgan Financial Corp. common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in Morgan Financial Corp.'s quarterly report to shareholders for the quarter ended March 31, 1994, there were issued and outstanding as of March 31, 1994 425,596 shares of common stock of Morgan Financial Corp. As of July 11, 1994, Tyndall Partners, L.P. owned 22,900 of such shares, or 5.4% of those outstanding, Madison Avenue Partners, L.P. owned 2,500 of such shares, or 0.6% of those outstanding and Jeffrey S. Halis owned 11,199 of such shares, or 2.6% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Morgan Financial Corp. owned by him and by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey S. Halis in shares of common stock of Morgan Financial Corp. during the past sixty days:

                           A.  Tyndall Partners, L.P.

      Date                             Quantity                   Price

                                   (Purchases)

May 20, 1994                           4,000                     $17.00
July 11, 1994                          2,400                     $17.50

                                     (Sales)

                                      NONE

                        B. Madison Avenue Partners, L.P.

      Date                               Quantity               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                              C. Jeffrey S. Halis

      Date                             Quantity                  Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                         July 31, 1994



                                         ______________________________________
                                         Jeffrey S. Halis, individually and as a
                                         general partner  of  Halo/GTO  Capital
                                         Partners, L.P., the general partner of
                                         each of Tyndall Partners, L.P. and
                                         Madison Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).